Mail Stop 3628

November 19, 2009

<u>Via U.S. Mail</u>

Mark Creatura, Esq.
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, California 92612

> Re: **Consumer Portfolio Services, Inc.**
> **Schedule TO-I**
> **Filed on November 12, 2009**
> **File No. 005-43172**

Dear Mr. Creatura:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your offer is currently set to expire at 5:00 p.m. Pacific Time on December 10, 2009. Accordingly, the offer is open for less than 20 full business days due to the 8:00 p.m. Eastern Time expiration instead of an expiration time of midnight Eastern Time on the twentieth business day following commencement. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Please revise throughout your document as necessary, so that the offer will be open at

least through midnight Eastern Time on the twentieth business day. See Rule 13e-4(a)(3).

Risk Factors, page 7

2.   Please revise the second paragraph under this heading to omit the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those provisions are inapplicable by their terms to statements made in connection with a tender offer.

Withdrawal Rights, page 23

3.   Disclose the date certain after which securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii). See Item 1004(a)(1)(vi) of Regulation M-A.

Conditions of This Exchange Offer, page 24

4.   While you may condition your acceptance of securities on the occurrence or non-occurrence of certain events, you must specify those events in your offering document. Please revise to include this information.

5.   You state that you may withdraw or terminate the offer if your board of directors determines in its sole discretion to withdraw or terminate the offer. It is unclear from this disclosure whether you are stating that your board of directors may determine in sole discretion whether certain offer conditions have occurred or are satisfied. In your revisions in response to the immediately preceding comment, please revise to include an objective standard for the determination of whether each condition has been satisfied.

Financial Statements, page 27

6.   The offer to exchange does not qualify to rely on Instruction 2 to Item 10 of Schedule TO to exclude nearly all financial information from the disclosure. In view of the fact that financial information required by Item 10 has been incorporated by reference, please revise to provide a summary of that information, as described in Item 1010(c) of Regulation M-A. This revised disclosure must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7. in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, which may be viewed at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

7.   Given that financial information is now available for the fiscal quarter ended September 30, 2009, please update your financial information and summary financial information accordingly.

Extension of Exchange Offer; Termination; Amendment, page 32

8.   Please revise your disclosure to state that you will provide appropriate notice of an extension no later than 9:00 a.m. Eastern Time, rather than Pacific Time, on the next business day following the previously scheduled Expiration Date. See Rule 14e-1(d). Please similarly revise your definition of "business day" appearing on page 32.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (310) 789-1459
        Dale E. Short, Esq.
        TroyGould PC